Exhibit 99.4

FOR IMMEDIATE RELEASE-April 15, 2010

Anchor Funding Services, Inc. reports fiscal 2009 results.

Boca Raton, Fl. April 15, 2010 – Anchor Funding Services, Inc. (OTC Bulletin Board Symbol “AFNG.OB”) announced today its results for 2009. The company reported 2009 finance revenues of $1,699,221 as compared to $1,252,476 for the comparable period of the prior year.  The company also reported a 2009 net loss of $(1,888,948) as compared to $(1,267,608) for the comparable period of the prior year.  The increase in finance revenues is attributable to the company’s investments in its sales initiatives which have resulted in substantial new client generation. The net loss is attributable to costs associated with our sales initiatives, and increases in general and administrative costs, including; approximately $500,000 in one-time charges. These one-time charges and expenses are associated with the acquisition of Brookridge Funding, Inc. in December of 2009, in refinancing of our senior credit facility and termination of our Boca Raton office lease.

Morry F. Rubin, CEO stated that “We have made investments to capitalize on the growth opportunity in the U.S. factoring industry both in our core business and in the acquisition of Brookridge Funding Inc. which provides U.S. purchase order financing and account receivables factoring services which has provided Anchor an opportunity to offer its prospects and clients a unique bundled financing solution encompassing both purchase order and A/R financing.  This provides us with a distinct competitive advantage since a client can now capture business opportunities by accessing immediate credit for both the upfront payment required by their suppliers for product manufacturing costs and subsequently creating liquidity from the sale of account receivables thus eliminating the collection time cycle. In 2008, U.S. factoring volume (the dollar volume of invoices purchased) was approximately $136 billion.  We are opportunistic in our search for acquisitions of regional factoring and specialty finance firms which continues to present an opportunity to capitalize on the current dislocation in U.S. credit markets.

Anchor provides accounts receivable and purchase order financing to most types of U.S. businesses where the performance of a service or the delivery of a product can be verified.  We have the ability to check a company’s credit and evaluate its ability to pay its invoices.  Typically, small businesses do not have adequate resources to manage the credit and A/R collection functions internally and cannot afford to provide their customers extended credit terms.

Anchor is continuing to benefit from the current credit problems experienced by banks and other financial institutions.  Banks face continued pressure to exit troubled loans and rebuild their balance sheets.   As a result, lending criteria have tightened across the spectrum making it increasingly difficult for small businesses to obtain working capital.  Through our sales and marketing efforts we are implementing various ways to obtain business opportunities from bank rejections.  Anchor is often able to provide working capital to small businesses when banks cannot.

We are excited about the cost savings which we will benefit from in fiscal year 2010 based upon the overhead reductions which were made in the fourth quarter of 2009. This combined with increased factoring revenues, we anticipate should move Anchor closer to profitability. We will continue to communicate important developments as they occur.

About Anchor

Anchor provides innovative accounts receivable funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information

For additional information, a copy of Anchor’s Form 10-K can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company’s ability to attract and retain key personnel.

Contact Morry F. Rubin, Chairman and C.E.O. (866) 950- 6669 EXT 302
Email: mrubin@anchorfundingservices.com